UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

December 1, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

December 1, 2004

UFJ Holdings, Inc.
UFJ Bank Limited

Apprehension of Former Executive Officers of UFJ Bank

As was announced in October, the Financial Services Agency has filed criminal indictments against UFJ Bank and some related personnel including former executive officers for breaches of Japan's Banking Law in regard to evasion of inspection for the fiscal year ended March 2004.

In conjunction with the matter, three former executive officers of UFJ Bank Limited have been apprehended by the Tokyo District Public Prosecutors Office on suspicion of breaches of Japan's Banking Law today.

The UFJ Group takes this matter very seriously. The group continues to cooperate fully and sincerely with the investigation and improve its compliance and internal control system in order to restore trust and confidence as soon as possible.

The group regrettably apologizes to its customers, shareholders and other interested parties for any concern and worry that this may have caused.

UFJ Holdings, Inc.

1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

November 29, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

November 26, 2004

UFJ Holdings, Inc.

Financial Assistance to Daikyo Incorporated

UFJ Holdings, Inc. ("UFJ") hereby gives notice that UFJ Trust Bank Limited ("UFJ Trust"), a subsidiary of UFJ, has agreed to the business revitalization plan prepared by Daikyo Incorporated ("Daikyo") and its group companies, namely Daikyo Kanri Incorporated, Daikyo Jyutaku Ryutsu Incorporated, Okinawa Daikyo Incorporated, Daikyo Rental Incorporated and Lions Family Incorporated, to which the Industrial Revitalization Corporation of Japan decided to provide support, and will extend financial assistance to Daikyo group as set forth below.

UFJ Bank Limited, a subsidiary of UFJ, already announced a financial support to Daikyo group on September 28, 2004.

1. Outline of Daikyo

   Address: 24-13 Sendagaya 4-chome, Shibuya-ku, Tokyo

   Representative: Jihei Yamazaki

   Capital: JPY65,046 million

   Business: Condominium sales, etc.

2. Outline of the Financial Assistance (scheduled)

   Debt Forgiveness: Approximately Yen 21 billion

   Execution Date: March 2005

3. Impact on Earnings of UFJ

   Expected loss from above mentioned financial support is fully reserved. There is no change to the consolidated and non-consolidated forecasts of the result for the fiscal year ending March 31, 2005 announced on November 24, 2004.

UFJ

Press Release

November 29, 2004

UFJ Holdings, Inc.

Correction on Consolidated Financial Results for the Six Months Ended September 30, 2004

UFJ Holdings, Inc. ("UFJ") hereby gives notice that there were incorrect postings in Consolidated Financial Results for the Six Months Ended September 30, 2004, Financial Statements of UFJ Bank Limited and Supplementary publicized on November 24, 2004. UFJ makes an announcement for amendment as set forth below.

Consolidated Financial Results for the Six Months Ended September 30, 2004

<Page 4>

Consolidated Statements of Operations

(Yen mil.)

		Six Months Ended September 30, 2004	
		Before correction	After correction
Revenue			
	Trust Fees	23,995	25,379
	Fees and Commissions	240,567	239,183
Expenses			
	Fees and Commissions	58,571	37,394
	Other Operating Expenses	118,748	118,755
	General and Administrative Expenses	340,717	361,431
	Other Expenses	1,074,717	1,075,174

Note: No correction is posted for Total Revenue and Total Expenses

Financial Statements of UFJ Bank Limited

<Page 2>

Consolidated Statements of Income

(Yen mil.)

	Six Months Ended September 30, 2004	
	Before correction	After correction
Expenses		
Fees and Commissions	51,537	30,359
Other Operating Expenses	112,222	112,229
General and Administrative Expenses	269,875	290,589
Other Expenses	943,999	944,456

Note: No correction is posted for Total Expenses

CONSOLIDATED STATEMENTS OF OPERATIONS

Millions of yen	Six months ended September 30, 2004 (Unaudited)	2003 (Unaudited)	Year ended March 31, 2004
Revenue:			
Interest Income	513,611	509,352	1,027,517
Interest on Loans and Discounts	*367,847*	*392,451*	*771,488*
Interest on and Dividends from Securities	*106,273*	*81,816*	*174,723*
Trust Fees	25,379	20,562	49,408
Fees and Commissions	239,183	213,077	454,711
Trading Revenue	18,672	103,150	188,019
Other Operating Income	272,839	310,659	492,556
Other Income	204,503	145,161	477,698
Total Revenue	1,274,190	1,301,963	2,689,911
Expenses:			
Interest Expenses	102,212	100,890	202,504
Interest on Deposits	*36,849*	*36,258*	*71,859*
Fees and Commissions	37,394	32,885	66,914
Trading Expenses	9,540	-	-
Other Operating Expenses	118,755	180,140	334,458
General and Administrative Expenses	361,431	383,804	773,036
Other Expenses	1,075,174	409,716	1,644,742
Total Expenses	1,704,508	1,107,436	3,021,656
Income (Loss) before Income Taxes & Minority Interests	(430,318)	194,526	(331,745)
Provision for Income Taxes	7,681	3,759	14,127
Deferred Income Taxes	225,946	1,430	36,929
Minority Interests in Net Income (Loss)	10,337	9,487	20,003
Net Income (Loss)	(674,283)	179,848	(402,806)

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2003 (Unaudited)	Year ended March 31, 2004
Income:			
Interest Income	488,990	484,972	974,795
Interest on Loans and Discounts	*352,580*	*372,782*	*731,991*
Interest on and Dividends from Securities	*98,459*	*76,921*	*161,221*
Fees and Commissions	176,306	181,043	389,125
Trading Gains	3,880	102,213	185,063
Other Operating Income	264,423	295,149	468,900
Other Income	190,665	125,734	493,883
Total Income	1,124,266	1,189,114	2,511,768
Expenses:			
Interest Expenses	93,136	92,891	185,785
Interest on Deposits	*34,099*	*32,303*	*64,667*
Fees and Commissions	30,359	29,717	58,748
Trading Expenses	10,261	-	-
Other Operating Expenses	112,229	169,070	315,754
General and Administrative Expenses	290,589	339,506	688,092
Other Expenses	944,456	395,458	1,579,315
Total Expenses	1,481,032	1,026,644	2,827,697
Income (Loss) before Income Taxes	(356,765)	162,470	(315,928)
Less:Provision for Income Taxes	3,764	2,984	12,426
Less:Deferred Income Taxes	184,861	(727)	18,240
Less:Minority Interests in Net Income	8,127	9,629	22,768
Net Income (Loss)	(553,519)	150,584	(369,364)

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.

Business Management Framework for the New Group

Tokyo, November 29, 2004 --- With the aim of integrating their businesses on October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (MTFG; President, Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President, Ryosuke Tamakoshi) have been proceeding with preparations for the proposed management integration based on the basic policies that were announced on September 10, 2004.

Along with its stated goal of becoming one of the top five global financial institutions in terms of market capitalization by the end of fiscal year 2008, the new group will also adopt a more customer-focused philosophy. Through these efforts, the new group will aim to become an integrated, comprehensive financial group that is dedicated to serving clients and winning their trust, and it intends to commit its management resources and efforts toward achieving this objective.

The new group has set forth the following specific policies in order to realize its customer-focused management structure. To implement these policies, the new group will strive to formulate an innovative distribution channel strategy, establish a business management framework, introduce new management methods and begin sharing a common personnel platform in a speedy manner. We believe that the customer-focused management will enhance the new group's corporate value and help propel the new group into the global top five.

I. Five policies to realize customer-focused management

1. Respond timely and thoroughly to every financial need

- The new group will be a comprehensive financial group that encompasses banks, trust banks and securities companies, as well as credit card companies, consumer finance companies, leasing companies, investment firms and foreign subsidiaries (such as Union Bank of California). By tailoring its products and services based on customer segment and regional characteristics, the new group will strive to focus on the financial needs of each individual retail and corporate client. In addition, the new group aims to respond timely and thoroughly to client needs by utilizing its resources as a comprehensive financial group.

2. **Continuously deliver innovative new value-added products and services**

   - Through the integration, the new group will seek to strengthen its research and development capabilities and enhance marketing through its enhanced ability to make systems-related investments and by marshalling its experienced human resources. Moreover, by actively utilizing and implementing the latest information technology and financing structures, the new group will strive to continuously develop innovative new products and services for its customers.

3. **Establish a highly convenient branch/ATM network and direct channels to better meet customer needs whenever and wherever they are**

   - Along with maintaining and improving the extensive domestic and global branch network that will result from the integration, the new group will also undertake to open new types of branches in response to the diverse needs of its customers. In addition, by enhancing the functionality of its ATMs and direct channels, the new group will aim to build a highly convenient, direct-access service network that provides a wide variety of services whenever, wherever 24 hours a day.

4. **Enhance the quality of financial products and services for customers in a continuous and sustainable manner**

   - As a leading financial institution, the new group will seek to supplement existing, successful products and services by continuously reviewing and improving the quality of its financial product and service offerings from a customer perspective.

5. **Conduct trustworthy management, and implement corporate social responsibility policies that fulfill our role as a leading corporate citizen**

   - To instill customer confidence, the new group will strive to strengthen corporate governance practices, implement effective compliance and risk management systems and enhance internal controls. In addition, in accordance with its role as a leading corporate citizen, the new group will proactively strive to meet its corporate social responsibilities in order to contribute to the realization of a prosperous and affluent society.

II. Distribution channel strategy, business management framework and management methods to promote customer-focused management

1. Development of an innovative distribution channel strategy

(1) New distribution channel development

- In order to further improve customer convenience in its retail channels, the new group will progressively develop the "UFJ24" service while further enhancing the functionality of convenience store ATMs and direct banking services. In addition, branches specializing in advisory services and "Plus" branches will be introduced as the new group seeks to build an extensive retail network capable of responding precisely and quickly to diverse customer needs.

- In the corporate sector, the new group will consider establishing, in areas with large concentrations of large corporations, offices that specialize in serving such clients. Additionally, the new group will also consider significantly enlarging its presence in areas where there are currently no offices by establishing offices that specialize in small/medium-sized business transactions, thereby establishing a comprehensive network to promote its ability to do business with small/medium-sized businesses.

(2) Proactive development of integrated branches

- The new group will develop integrated branches as a venue for providing high value-added banking, trust and securities services to its customers in an integrated and timely manner. Specifically, in addition to joint branches in areas where there are two or more commercial banks, trust banks or securities firms, the new group will aim to take advantage of securities intermediary and trust agency offices to integrate its branches and create one-stop branches as appropriate (more than 100 branches are currently planned to be converted to integrated services plazas).

(3) Improved convenience and efficiency through branch consolidation

- To improve customer convenience, the new group will maintain and strengthen the extensive branch network that will result from the integration.

- To improve efficiency, the new group will consolidate redundant/overlapping branches. There are few overlapping branches in the Chubu region (central Japan), and the new group currently plans to pursue branch consolidation primarily in regions such as the Tokyo metropolitan area. There are approximately 200 retail branches (140 for banks, 20 for trust banks, 40 for securities companies) and 90 corporate locations (70 for banks, 10 for trust banks, 10 for securities companies) that are considered redundant or

overlapping and may be consolidated. Going forward, the new group will formulate a concrete consolidation plan that minimizes customer inconvenience. As part of this plan, redundant ATMs located outside branch offices will also be consolidated.

- The new group will also strive to consider branch development measures that best serve customer needs. For example, instead of consolidating two overlapping branches into a single branch, the new group may elect to convert one of the overlapping branches to specialize in settlement and other convenient services, and the other overlapping branch to provide retail customers with asset management and other advice.

- The new group currently plans to integrate redundant/overlapping overseas locations as of the date of the management integration. Nevertheless, the new group will continue to maintain the leading global banking network among Japanese banks. This network will enable the new group to support the overseas business activities of its clients while improving efficiency and convenience.

As it moves to realize customer-focused management, the new group will establish a business management framework, maintain and expand its ATM network and strategically deploy its human resources, while seeking to reduce costs. For example, the new group plans to reduce overhead costs by streamlining the corporate headquarters, unifying overlapping businesses, improving the efficiency of business operations and systems, and consolidating adjacent overlapping branches. As announced on September 10, 2004 in the basic policies regarding management, we currently aim to achieve a group-wide cost reduction of ¥200 billion to ¥250 billion annually through the integration of the two groups.

2. Structure of the business operation of the new group

(1) Incorporation of integrated business group system, establishment of three integrated business group headquarters and organization structure based on customer characteristics

- The new group will introduce an integrated business group system to respond in a timely and precise manner to the financial needs of each individual customer and corporate client, formulate a unified strategy for each customer segment and expand operations on a group-wide basis through close cooperation between group banks and companies. Three integrated business group headquarters will be established at the new holding company for the retail, corporate and trust assets businesses in order to better respond to customer needs.

- The structure of each integrated business group (see attachment) is established in a manner that reflects customer characteristics in each segment and aims to promote customer-focused management.

- At the integrated retail business group, the structure will reflect the target segment and business areas that require attention focusing on customer satisfaction, marketing capability and product planning. In particular, we will establish a structure that is capable of responding to the financial needs of each customer through enhanced marketing and product planning of investment, loan, consumer finance and real estate products and services, as well as the development of new products and services.

- The integrated corporate business group will have a structure, arranged by corporate client segments, that provides value-added products and services meeting clients' financial needs in a timely manner through the coordinated development and promotion of trust services, investment banking products and other related products and services. In terms of overseas business (transactions with Japanese companies as well as foreign companies), we will establish a structure equipped with the marketing and business promotion capabilities of our global network and human resources.

- The structure of the integrated trust asset business group will be developed with full consideration of the nature of the business, which involves the management and investment of valuable client assets, and through continuous close coordination with the retail and corporate business groups. The structure will enable the new group to respond to the evolving customer needs by offering a full line-up of products, including individual investment trusts, corporate pension funds and other asset management products as well as trust products and custody services.

(2) Adaptation of community-based business operations

- The new group will assign corporate officers to supervise business promotion in the retail and corporate business groups of commercial banks in eastern, central and western Japan in order to promote community-based operations and respond effectively to the needs of customers in each region. The new group will also establish service provision and credit supervisory capabilities in each region as part of its efforts to provide financial services that properly recognize and account for local characteristics.

(3) Establishment of internal controls that meet the requirements of the U.S. Sarbanes-Oxley Act

- As a comprehensive financial group with one of the largest asset base in the world and as a NYSE-listed company, based on the "COSO* Framework", we will establish and develop sophisticated internal controls and risk control systems in accordance with the U.S. Sarbanes-Oxley Act of 2002, other SEC requirements, and new BIS regulations in

order to ensure appropriate operations and secure the trust of customers, shareholders and society at large (including improvements in CSA (Control Self Assessment) functions).

- The new group also plans to strengthen its risk management, compliance and internal audit divisions.

  * "COSO" is the abbreviation for the Committee of Sponsoring Organization of Treadway Commission, which was established in 1985 by the American Institute of Certified Public Accountants and other organizations. COSO also refers to the internal control framework proposed by the Committee of Sponsoring Organization of Treadway Commission. As a standard framework, it has had significant influence on the financial inspection methods of government entities in various countries. In September 2004, COSO expanded the structural elements of internal controls (first announced in 1992) and also released a more refined COSO ERM (COSO Enterprise Risk Management Framework).

3. Incorporation of new management methods

The new group will adopt the following business management platform, which has also been implemented at leading U.S. banks and other financial institutions, in order to improve customer service quality on an ongoing basis and enhance shareholder value.

(1) Introduction of the balanced score card (BSC)*

- BSC is a business management procedure developed in the U.S. during the 1990s. We will modify the BSC in accordance with the new group's circumstances and use it as a group-wide standard management tool.

- The introduction of the BSC will enable the new group to:
  a. establish comprehensive and balanced business targets for the entire group;
  b. educate and promote understanding of strategy among personnel group-wide;
  c. clarify organizational roles and promote fair and impartial evaluations; and
  d. continuous improve performance through a Plan-Do-Check-Act (PDCA) cycle.

  We believe the introduction of BSC would be highly effective in developing a common group strategy, promoting balanced operations in terms of operations/control, long-/short-term goals and other considerations and facilitating the integration process.

(2) Introduction of management improvement methods utilizing ISO and other standards

- We will introduce management improvement procedures utilizing ISO and other standards to facilitate the new group's adoption of customer-focused management, to facilitate the development of products and services well received by customers on an

on-going basis, and to improve the quality of the new group's financial products and services.

- We will strive to improve the effectiveness of these management procedures through organizational learning based on the PDCA cycle, thereby attaining continuous improvement to our services. In addition, in order to gain more recognition for management's efforts to improve services, we are considering obtaining ISO and other relevant certifications through third-party inspections and evaluations.

  * A balanced score card (BSC) is a business operation management procedure developed in the U.S. in the early 1990s that consists of a "strategy map" and "score card." The "strategy map" is based on four viewpoints, "finance," "customer and society," "internal process" and "personnel resources and infrastructure," and consists of the mapping of these points for visualization purposes. Mutual relations and the relationship between cause and effect on various strategies can be understood using this map. The "score card" shows the performance index (KPI: Key Performance Indicator) for the strategic targets shown in the strategy map so that KPI target values and actual results as well as measures/policies and action plan can be shown on a single page. We will evaluate the achievement of each organization through this score card.

  * ISO is an abbreviation for the International Organization for Standardization, which is a non-governmental organization established in 1947 with the aim of standardizing scientific techniques and economic activities for the sake of promoting international trade in products and services. Its headquarters are located in Geneva, Switzerland and its members are comprised of the national standards institutes of 147 countries as of April 2003. The certification that the new group is looking to acquire is the ISO9001 QMS (quality management system) standard, which specifically has one category that focuses on the quality of customer-focused management structures.

4. Sharing a common personnel platform

Each entity of the new group will establish a personnel system according to relevant business specialty and cost structures within each commercial bank, trust bank and securities company entity, based on a common personnel platform established to facilitate personnel operations and foster a common corporate culture to ensure that personnel operations are consistent throughout the new group.

(1) Personnel structure with the emphasis on achievement and professionalism

- Each commercial bank, trust bank and securities company will share a common policy emphasizing achievement and professionalism as they adopt their respective personnel systems, and will adopt and establish its personnel structure accordingly.

(2) Infrastructure of intra-group personnel exchanges

- In order to promote and facilitate intra-group personnel exchanges, the necessary personnel appraisal and evaluation infrastructure will be established as necessary at each group company.

(3) Sharing of group targets and links between individual performance evaluations

- We will use BSC and other management methods to share group-wide strategies among all group personnel, improving the effectiveness and feasibility of group strategies by linking it with individual performance evaluations.

(4) Personnel training and evaluation based on group corporate philosophy

- The new group's corporate philosophy will be reflected in the personnel education and evaluation of personnel in each group company in order to create and foster a new corporate culture.

5. Effective use of personnel

The new group will utilize the aforementioned "personnel platform" in order to achieve customer-focused management through the provision of high quality services. To achieve this objective, the new group will implement strategic personnel transfers, reinforce personnel training and provide for optimum personnel placements. In particular, the new group will be making about 10,000 employees available through the reduction of personnel at headquarters, consolidation of overlapping businesses and consolidation of affiliated companies. These employees are currently expected to be transferred to strategic growth areas such as retail operations, small- and medium-size business transactions, investment banking businesses and asset management businesses in order to better respond to increasingly diverse and sophisticated customer needs.

III. Business cooperation

Both groups are striving to enhance each customer's convenience and improve the content and quality of services, and are working to implement various business tie-ups with a view toward the proposed management integration (see attachment).

(Attachment) Details of Major Tie-ups

1. Completed/Planned Tie-ups

【Retail Business】

- Open access to ATMs and CDs of banks and trust banks both groups starting October 27, 2004 (no charges for cash withdrawals).
- UFJ Bank begins offering MTFG's investment annuity product *Premiere* (starting late December 2004).
- UFJ Bank begins offering MTFG's global REIT products (*World REIT Open*).
- UFJ Group's internet/mobile phone inquiry service for waiting times at branches/ATMs is expanded to BTM branches. Mutual sales of each other's products and services are scheduled to be expanded in the future.

【Corporate Business】

- MTFG co-hosted the UFJ Business Forum, which offers customers an opportunity for business discussions, for the first time (Osaka; November 2004).
- MTFG and UFJ Group co-host joint seminars on overseas topics. Starting November 2004, they have co-hosted seminars on M&A in India, investing in Vietnam and other topics.

【Other】

- Joint recruiting efforts by the new group's banks, trust banks and securities companies for new employees joining in fiscal 2006.

2. Tie-ups currently under consideration

【Retail Business】

- In addition to mutual sales, the two groups are considering personnel exchanges, co-hosting client mini-seminars and joint training for employees.

【Corporate Business】

- The two groups are planning to cooperate and alternate in hosting seminars on China-related issues.
- The two groups are planning various tie-ups, including the joint development of new products for SMEs; joint provision of private bond placements, syndicated loans and

other investment banking services; and other tie-ups relating to their overseas and securities businesses.

- Support through the overseas business for UFJ Group customers seeking to expand overseas in regions where the UFJ Group does not have a presence; cooperation in the leasing and securitization business in the Americas.

【Trust Assets Business】

- The two groups plan to offer services that fully utilize the securities management functions of the two groups' commercial banks and trust functions provided through Master Trust Bank of Japan, Ltd.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

November 24, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Financial Results of UFJ Holdings, Inc.

For the Six Months Ended September 30, 2004

UFJ Holdings, Inc. today reported the company's consolidated financial results for the six months ended September 30, 2004.
Total Revenue for the six months was 1,274 billion yen, compared with 1,301 billion yen for the corresponding six months in the previous fiscal year. Net Loss for the six months was 674 billion yen, compared with Net Income of 179 billion yen for the corresponding six months in the previous fiscal year.

FINANCIAL HIGHLIGHTS

	Six months ended September 30,	
Millions of yen	2004 (Unaudited)	2003 (Unaudited)
RESULTS		
Total Revenue	1,274,190	1,301,963
Income (Loss) before Income Taxes	(430,318)	194,526
Net Income (Loss)	(674,283)	179,848
BALANCE SHEETS		
Total Assets	82,156,507	82,288,045
Stockholders' Equity	974,412	2,230,457
PER SHARE		
Net Income	(132,465.35)	35,720.71
Stockholders' Equity	(96,060.66)	142,163.63

Notes:

(1) $$\text{Net Income per Share} = \frac{\text{Net Income} - \text{Dividends for Preferred Stock}}{\text{Weighted Average Number of Shares of Common Stock *}}$$

(2) $$\text{Stockholders' Equity per Share} = \frac{\text{Stockholders' Equity} - \text{Number of Shares of Preferred Stock} \times \text{Issue Price} - \text{Dividends for Preferred}}{\text{Number of Shares of Common Stock *Outstanding as of the end of the six months*}}$$

**Excluding treasury stocks and stocks held by subsidiaries*

(3) Equity in earnings of affiliates as of September 30, 2004 is 2,096 million yen.

(4) For Net Income per Share and Stockholders' Equity per Share, the third decimal is omitted.

(5) Amounts less than one million yen are omitted.

(NOTES)

Scope of Consolidation and Application of the Equity Method

(1) Consolidated Companies

(Consolidated Subsidiaries)	109 Companies
UFJ Bank Limited	
UFJ Trust Bank Limited	
UFJ Tsubasa Securities Co., Ltd.	
The Senshu Bank, Ltd.	
UFJ Partners Asset Management Co., Ltd.	
UFJ International plc	

(2) Companies accounted for under the Equity Method

(Companies accounted for under the equity method)	26 Companies
The Chukyo Bank, Ltd.	
UFJ Central Leasing Co., Ltd.	

The Consolidated Net Income and Dividend per Share for the fiscal year ending March 31, 2005 are forecasted as follows:

Net Loss (million yen)	750,000
Dividend per Share (yen)	
Common Stock	0
Class I Preferred Shares	0
Class II Preferred Shares	0
Class III Preferred Shares	0
Class IV Preferred Shares	0
Class V Preferred Shares	0
Class VI Preferred Shares	0
Class VII Preferred Shares	0

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of September 30, 2004 (Unaudited)	As of September 30, 2003 (Unaudited)	As of March 31, 2004
Assets:			
Cash and Due from Banks	8,611,848	4,990,284	4,476,660
Call Loans	259,126	256,480	292,119
Receivables under Resale Agreements	206,104	533,599	632,784
Collateral Deposits on Securities Borrowed	3,132,279	2,910,448	2,269,420
Monetary Receivables Bought	349,497	250,260	304,500
Trading Assets	3,619,385	3,235,735	2,792,948
Money Held in Trust	86,585	39,269	132,524
Securities	19,970,489	21,541,286	22,025,991
Loans and Bills Discounted	39,777,347	41,627,199	42,462,644
Foreign Exchanges	695,669	562,839	613,382
Other Assets	2,316,340	2,332,972	2,753,638
Premises and Equipment	659,515	704,466	678,113
Deferred Tax Assets	1,230,334	1,478,340	1,413,766
Goodwill	6,152	12,305	9,229
Customers' Liabilities for Acceptances and Guarantees	3,645,986	3,234,700	3,398,200
Reserve for Credit Losses	(2,272,986)	(1,420,508)	(2,120,260)
Reserve for Losses on Securities	(137,169)	(1,635)	(1,217)
Total Assets	82,156,507	82,288,045	82,134,447
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	50,694,983	51,310,219	52,975,742
Negotiable Certificates of Deposit	6,844,865	5,849,328	5,514,401
Call Money	4,610,240	5,275,588	4,863,792
Payables under Repurchase Agreements	1,043,110	1,218,956	669,520
Collateral Deposits on Securities Loaned	2,380,651	2,582,256	1,764,098
Commercial Paper	160,706	391,473	297,079
Trading Liabilities	2,236,356	1,696,366	2,167,596
Borrowed Money	1,527,499	1,055,769	1,495,260
Foreign Exchanges	168,074	168,064	187,987
Short-term Corporate Bonds	135,300	-	70,000
Corporate Bonds and Notes	2,745,644	2,527,917	2,686,367
Borrowed Money from Trust Account	1,698,801	1,348,332	1,754,077
Other Liabilities	1,532,146	2,409,753	1,668,144
Reserve for Employee Bonus	8,862	17,803	17,016
Reserve for Retirement Benefits	12,687	14,738	14,354
Reserve for Contingent Liabilities Related to Loans Sold	-	8,977	-
Reserve for Losses on Supports of Specific Borrowers	101,209	5,700	5,057
Reserve for Possible Losses Related to Land Trust	15,609	-	-
Other Reserves	352	154	295
Deferred Tax Liabilities	24,374	24,471	17,985
Deferred Tax Liabilities for Revaluation Reserve for Land	75,828	81,148	76,958
Acceptances and Guarantees	3,645,986	3,234,700	3,398,200
Total Liabilities	79,663,291	79,221,720	79,643,938
Minority Interests	1,518,803	835,867	825,410
Stockholders' Equity:			
Capital Stocks	1,000,000	1,000,000	1,000,000
Capital Surplus	1,233,734	1,233,707	1,233,725
Retained Earnings	(1,446,047)	(184,200)	(760,566)
Revaluation Reserve for Land, Net of Taxes	111,435	119,478	112,964
Net Unrealized Profit (Loss) on Available-for-sale Securities, Net of Tax	165,597	117,624	172,640
Foreign Currency Translation Adjustments	(88,127)	(54,591)	(91,434)
Treasury Stock	(2,180)	(1,561)	(2,231)
Total Stockholders' Equity	974,412	2,230,457	1,665,098
Total Liabilities, Minority Interests and Stockholders' Equity	82,156,507	82,288,045	82,134,447

CONSOLIDATED STATEMENTS OF OPERATIONS

Millions of yen	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2003 (Unaudited)	Year ended March 31, 2004
Revenue:			
Interest Income	513,611	509,352	1,027,517
Interest on Loans and Discounts	*367,847*	*392,451*	*771,488*
Interest on and Dividends from Securities	*106,273*	*81,816*	*174,723*
Trust Fees	23,995	20,562	49,408
Fees and Commissions	240,567	213,077	454,711
Trading Revenue	18,672	103,150	188,019
Other Operating Income	272,839	310,659	492,556
Other Income	204,503	145,161	477,698
Total Revenue	1,274,190	1,301,963	2,689,911
Expenses:			
Interest Expenses	102,212	100,890	202,504
Interest on Deposits	*36,849*	*36,258*	*71,859*
Fees and Commissions	58,571	32,885	66,914
Trading Expenses	9,540	-	-
Other Operating Expenses	118,748	180,140	334,458
General and Administrative Expenses	340,717	383,804	773,036
Other Expenses	1,074,717	409,716	1,644,742
Total Expenses	1,704,508	1,107,436	3,021,656
Income (Loss) before Income Taxes & Minority Interests	(430,318)	194,526	(331,745)
Provision for Income Taxes	7,681	3,759	14,127
Deferred Income Taxes	225,946	1,430	36,929
Minority Interests in Net Income (Loss)	10,337	9,487	20,003
Net Income (Loss)	(674,283)	179,848	(402,806)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Six months ended Sep. 30, 2004 (Unaudited)	Six months ended Sep. 30, 2003 (Unaudited)	Year ended Mar. 31, 2004
Cash Flows from Operating Activities			
Income Before Income Taxes & Minority Interests	(430,318)	194,526	(331,745)
Depreciation	10,493	11,409	22,856
Amortization of Goodwill	3,360	3,400	3,643
Equity in Earnings of Affiliates	(1,725)	(3,971)	(6,974)
Net Increase (Decrease) in Reserve for Credit Losses	153,570	(253,868)	445,608
Net Increase (Decrease) in Reserve for Losses on Securities	135,951	310	(107)
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	-	(9,830)	(18,807)
Net Increase (Decrease) in Reserve for Possible Losses on Support of Specific Borrowers	96,151	5,700	5,057
Net Increase (Decrease) in Reserve for Employee Bonuses	(7,303)	(5,746)	(6,339)
Net Increase (Decrease) in Reserve for Retirement Benefit	803	118,270	117,884
Net Increase (Decrease) in Reserve for Possible Losses Related to Land Trust	15,609	-	-
Interest Income	(513,611)	(509,352)	(1,027,517)
Interest Expenses	102,212	100,890	202,504
Net (Gain) Loss on Securities	(33,601)	(120,069)	(360,417)
Net (Gain) Loss on Money Held in Trust	18,993	10	406
Net (Gain) Loss on Foreign Currency Translation Adjustments	(112,788)	126,090	164,411
Net (Gain) Loss on Sales of Premises and Equipment	4,801	11,626	20,834
Net (Gain) Loss on Establishing Retirement Benefit Trust	-	(40,887)	(40,887)
Net (Increase) Decrease in Trading Assets	(811,438)	(220,835)	231,346
Net Increase (Decrease) in Trading Liabilities	46,958	(269,008)	215,460
Net (Increase) Decrease in Loans and Bills Discounted	2,681,982	2,550,416	1,682,714
Net Increase (Decrease) in Deposits	(2,273,277)	160,579	1,882,377
Net Increase (Decrease) in Negotiable Certificates of Deposit	1,330,464	920,630	585,522
Net Increase (Decrease) in Borrowed Money (Non-subordinated)	222,748	(425,257)	6,764
Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank	349,140	(35,772)	122,062
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	434,312	180,891	(19,027)
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	(862,859)	(469,470)	169,084
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	106,652	(110,864)	(1,064,614)
Net Increase (Decrease) in Commercial Paper	(133,275)	47,698	(58,325)
Net Increase (Decrease) in Collateral Deposits on Securities Lent	616,553	(326,922)	(1,145,080)
Net (Increase) Decrease in Foreign Exchange Assets	(82,644)	3,409	(46,918)
Net Increase (Decrease) in Foreign Exchange Liabilities	(19,898)	79,230	98,054
Net Increase (Decrease) in Short-term Corporate Bonds	65,300	-	70,000
Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase	29,984	92,057	219,293
Net Increase (Decrease) in Borrowed Money from Trust Account	(55,276)	98,086	503,831
Interest Received	529,700	550,023	1,076,042
Interest Paid	(113,750)	(122,723)	(221,657)
Others, Net	7,720	18,199	2,338
Sub-total	1,511,696	2,348,878	3,499,683
Income Taxes Paid	(11,207)	(4,287)	(5,620)
Net Cash Provided by (Used in) Operating Activities	1,500,488	2,344,591	3,494,062

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Six Months Ended September 30, 2004 (Unaudited)	Six Months Ended September 30, 2003 (Unaudited)	Year ended March 31, 2004
Cash Flows from Investing Activities			
Purchases of Securities	(28,671,149)	(31,179,521)	(54,413,577)
Proceeds from Sales of Securities	23,515,046	21,954,756	36,081,218
Proceeds from Maturities of Securities	7,500,422	6,988,129	14,631,033
Increase in Money Held in Trust	(35,371)	(48,930)	(180,066)
Decrease in Money Held in Trust	62,333	45,579	83,064
Expenditures for Premises and Equipment	(13,932)	(13,772)	(26,472)
Proceeds from Sales of Premises and Equipment	3,388	12,597	15,563
Expenditures for Purchases of Consolidated Subsidiaries	(2,761)	-	-
Proceeds from Sales of Consolidated Subsidiaries	4,563	-	955
Others, Net	-	(4)	(4)
Net Cash Provided by (Used in) Investing Activities	2,362,540	(2,241,165)	(3,808,285)
Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Debt	-	21,600	33,500
Expenditures for Repayment of Subordinated Debt	(52,141)	(2,000)	(7,500)
Proceeds from Issuance of Subordinated Bonds	33,063	263,374	331,760
Redemption and Repurchase of Subordinated Bonds	(34,041)	(72,277)	(90,363)
Proceeds from Issuance of Capital Stocks to Minority Interests	700,000	-	-
Dividends Paid	(12,861)	(7,028)	(7,028)
Dividends Paid to Minority Interests	(8,710)	(14,520)	(27,020)
Expenditures for Purchase of Treasury Stocks	(259)	(121)	(534)
Proceeds from Sales of Treasury Stocks	24	40	70
Proceeds from Sales of Stocks of Parent held by Consolidated Subsidiaries	(101)	-	(3,244)
Net Cash Provided by (Used in) Financing Activities	625,972	189,067	229,638
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,742	(1,008)	(1,519)
Net Increase (Decrease) in Cash and Cash Equivalents	4,490,744	291,484	(86,103)
Cash and Cash Equivalents at Beginning of the Period	3,617,827	3,703,931	3,703,931
Cash and Cash Equivalents at End of the Period	8,108,571	3,995,415	3,617,827

Notes:
(1) Amounts less than one million yen are omitted.

FORECAST FOR FISCAL YEAR ENDING MARCH 31, 2005

1. FORECAST OF FINANCIAL RESULTS

Non-consolidated Basis

Billions of Yen	1-year	Interim
Operating Income	7.1	4.6
Ordinary Profit	(2.2)	0.1
Net Income	(3,030.0)	(2,806.4)

Consolidated Basis

Billions of Yen	1-year	Interim
Total Income	2,300.0	1,211.0
Ordinary Profit	(530.0)	(474.8)
Net Income	(750.0)	(674.2)

<Reference>

Billions of yen	UFJ Bank Combined (UFJ Bank, UFJSP & UFJEI)		UFJ Bank (Non-consolidated)	
	1-year	Interim	1-year	Interim
Business Profit before Net Transfer to General Reserve	660.0	356.4	660.0	355.0
Total Credit Costs	(890.0)	(511.2)	(900.0)	(509.6)
Ordinary Profit	(600.0)	(455.0)	(590.0)	(430.7)
Net Income	(745.0)	(587.4)	(745.0)	(573.1)

Billions of yen	UFJ Trust Bank Combined (UFJ Trust & UFJTE)		UFJ Trust Bank (Non-consolidated)	
	1-year	Interim	1-year	Interim
Business Profit before Net Transfer to General Reserve	85.0	38.2	85.0	37.8
Total Credit Costs*	(80.0)	(102.8)	(80.0)	(102.8)
Ordinary Profit	(35.0)	(80.5)	(35.0)	(80.5)
Net Income	(80.0)	(122.9)	(80.0)	(122.9)

** Banking and Trust Account*

Billions of yen	Combined	
	1-year	Interim
Business Profit before Net Transfer to General Reserve	745.0	394.7
Total Credit Costs	(970.0)	(614.1)
Ordinary Profit	(635.0)	(535.5)
Net Income	(825.0)	(710.4)

2. FORECAST OF DIVIDENDS DECLARED (UFJ Holdings Non-consolidated)

Yen	Forecast for the Fiscal Year 3/2005	
	1-year	Interim
Common Stock	0	0
Class I Preferred Shares	0	0
Class II Preferred Shares	0	0
Class III Preferred Shares	0	0
Class IV Preferred Shares	0	0
Class V Preferred Shares	0	0
Class VI Preferred Shares	0	0
Class VII Preferred Shares	0	0

November 24, 2004

Financial Results of UFJ Bank Limited

For the Six Months Ended September 30, 2004

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of September 30, 2004 (Unaudited)	As of September 30, 2003 (Unaudited)	As of March 31, 2004
Assets:			
Cash and Due from Banks	8,063,176	4,522,794	4,098,135
Call Loans	313,212	273,249	322,982
Receivables under Resale Agreements	200,604	533,599	627,868
Collateral Deposits on Securities Borrowed	910,565	2,910,448	966,711
Monetary Receivables Bought	299,167	206,809	259,663
Trading Assets	1,338,416	3,223,022	1,315,710
Money Held in Trust	45,296	39,269	84,618
Securities	17,858,907	19,617,479	20,026,488
Loans and Bills Discounted	37,284,609	38,602,682	39,275,372
Foreign Exchanges	694,928	562,383	612,691
Other Assets	2,015,346	2,138,579	2,630,189
Premises and Equipment	540,065	596,547	556,443
Deferred Tax Assets	1,069,412	1,255,959	1,211,946
Goodwill	6,152	12,305	9,229
Customers' Liabilities for Acceptances and Guarantees	3,490,670	3,006,783	3,231,226
Reserve for Credit Losses	(2,083,945)	(1,287,356)	(2,010,996)
Reserve for Losses on Securities	(134,298)	(1,635)	(1,217)
Total Assets	71,912,289	76,212,924	73,217,063
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	47,731,469	48,097,643	49,958,611
Negotiable Certificates of Deposit	6,377,775	5,329,088	5,167,611
Call Money	4,357,240	5,060,588	4,589,292
Payables under Repurchase Agreements	943,557	1,218,956	649,938
Collateral Deposits on Securities Loaned	676,186	2,582,256	836,655
Commercial Paper	160,706	391,473	297,079
Trading Liabilities	437,877	1,687,900	842,932
Borrowed Money	1,006,032	987,050	949,210
Foreign Exchanges	168,088	168,063	187,999
Short-term Corporate Bonds	135,300	-	70,000
Bonds and Notes	2,753,386	2,469,417	2,724,358
Other Liabilities	1,179,246	2,365,108	1,512,057
Reserve for Employee Bonus	5,353	16,128	12,121
Reserve for Retirement Benefits	6,617	13,468	8,899
Reserve for Contingent Liabilities Related to Loans Sold	-	8,977	-
Reserve for Possible Loan Losses on Support of Specific Borrowers	101,209	5,700	5,057
Other Reserves	-	154	0
Deferred Tax Liabilities	22,422	24,859	17,699
Deferred Tax Liabilities Related to Revaluation Reserve for Land	68,298	73,481	69,291
Acceptances and Guarantees	3,490,670	3,006,783	3,231,226
Total Liabilities	69,621,439	73,507,101	71,130,042
Minority Interests	779,359	866,420	781,923
Stockholders' Equity:			
Capital Stocks	1,233,582	843,582	843,582
Capital Surplus	864,326	806,184	806,184
Retained Earnings	(756,768)	(22,772)	(536,592)
Revaluation Reserve for Land, Net of Taxes	99,589	107,431	101,076
Net Unrealized Profit (Loss) on Available-for-sale securities, Net of Tax	157,732	159,018	181,056
Foreign Currency Translation Adjustments	(86,972)	(54,042)	(90,209)
Total Stockholders' Equity	1,511,490	1,839,403	1,305,097
Total Liabilities, Minority Interests and Stockholders' Equity	71,912,289	76,212,924	73,217,063

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen	Six months ended September 30, 2004 (Unaudited)	2003 (Unaudited)	Year ended March 31, 2004
Income:			
Interest Income	488,990	484,972	974,795
Interest on Loans and Discounts	*352,580*	*372,782*	*731,991*
Interest on and Dividends from Securities	*98,459*	*76,921*	*161,221*
Fees and Commissions	176,306	181,043	389,125
Trading Gains	3,880	102,213	185,063
Other Operating Income	264,423	295,149	468,900
Other Income	190,665	125,734	493,883
Total Income	1,124,266	1,189,114	2,511,768
Expenses:			
Interest Expenses	93,136	92,891	185,785
Interest on Deposits	*34,099*	*32,303*	*64,667*
Fees and Commissions	51,537	29,717	58,748
Trading Expenses	10,261	-	-
Other Operating Expenses	112,222	169,070	315,754
General and Administrative Expenses	269,875	339,506	688,092
Other Expenses	943,999	395,458	1,579,315
Total Expenses	1,481,032	1,026,644	2,827,697
Income (Loss) before Income Taxes	(356,765)	162,470	(315,928)
Less:Provision for Income Taxes	3,764	2,984	12,426
Less:Deferred Income Taxes	184,861	(727)	18,240
Less:Minority Interests in Net Income	8,127	9,629	22,768
Net Income (Loss)	(553,519)	150,584	(369,364)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Six Months Ended September 30, 2004 (Unaudited)	Six Months Ended September 30, 2003 (Unaudited)	Year ended March 31, 2004
Cash Flows from Operating Activities			
Income Before Income Taxes	(356,765)	162,470	(315,928)
Depreciation	8,236	9,550	19,208
Amortization of Goodwill	3,266	3,358	4,265
Equity in Earnings of Affiliates	(1,679)	(4,090)	(6,611)
Net Increase (Decrease) in Reserve for Possible Loan Losses	73,792	(241,309)	483,060
Net Increase (Decrease) in Reserve for Possible Losses on Securities	133,080	310	(107)
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	-	(9,830)	(18,807)
Net Increase (Decrease) in Reserve for Possible Losses on Support of Specific Borrowers	96,151	5,700	5,057
Net Increase (Decrease) in Reserve for Employee Bonus	(5,800)	(5,786)	(6,262)
Net Increase (Decrease) in Reserve for Retirement Benefit	207	109,146	108,634
Interest Income	(488,996)	(484,972)	(974,795)
Interest Expenses	93,136	92,891	185,785
Net (Gain) Loss on Securities	(24,790)	(113,440)	(400,733)
Net (Gain) Loss on Money Held in Trust	19,121	10	441
Net (Gain) Loss on Foreign Exchange Transactions	(103,194)	125,816	179,191
Net (Gain) Loss on Sales of Premises and Equipment	2,778	9,680	16,979
Net (Gain) Loss on Establishing Retirement Benefit Trust	-	(36,233)	(36,233)
Net (Increase) Decrease in Trading Assets	(7,420)	(226,183)	100,780
Net Increase (Decrease) in Trading Liabilities	(426,856)	(262,465)	226,123
Net (Increase) Decrease in Loans and Bills Discounted	1,975,025	2,614,571	1,937,565
Net Increase (Decrease) in Deposits	(2,219,660)	230,370	2,147,614
Net Increase (Decrease) in Negotiable Certificates of Deposit	1,210,164	744,090	582,432
Net Increase (Decrease) in Borrowed Money (Non-subordinated)	247,332	(425,159)	6,878
Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank	356,702	(43,647)	92,717
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	417,120	192,699	(19,442)
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	56,145	(469,470)	(150,863)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	48,181	177,136	(717,113)
Net Increase (Decrease) in Commercial Paper	(133,275)	47,698	(58,325)
Net Increase (Decrease) in Collateral Deposits on Securities Lent	(160,468)	(626,919)	(1,155,332)
Net (Increase) Decrease in Foreign Exchange Assets	(82,594)	2,020	(48,072)
Net Increase (Decrease) in Foreign Exchange Liabilities	(19,895)	79,169	98,006
Net Increase (Decrease) in Short-term Corporate Bonds	65,300	-	70,000
Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase	2,184	92,057	301,193
Interest Received	504,528	525,262	1,017,985
Interest Paid	(103,005)	(105,062)	(196,941)
Others, Net	(6,403)	12,962	(35,821)
Sub-total	1,171,648	2,182,403	3,442,528
Income Taxes Paid	(98,742)	(2,017)	(4,819)
Net Cash Provided by (Used in) Operating Activities	1,161,805	2,180,385	3,437,709

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Six Months Ended September 30, 2004 (Unaudited)	2003 (Unaudited)	Year ended March 31, 2004
Cash Flows from Investing Activities			
Purchases of Securities	(27,880,953)	(29,647,992)	(51,619,526)
Proceeds from Sales of Securities	22,889,164	20,707,334	33,671,201
Proceeds from Maturities of Securities	7,417,360	6,842,111	14,384,685
Increase in Money Held in Trust	-	(48,930)	(174,066)
Decrease in Money Held in Trust	20,200	45,579	83,064
Expenditures for Premises and Equipment	(9,787)	(13,008)	(25,217)
Proceeds from Sales of Premises and Equipment	1,253	11,135	14,121
Expenditures for Purchases of Consolidated Subsidiaries	(1,359)	-	-
Proceeds from Sales of Consolidated Subsidiaries	3,878	-	233
Others, Net	-	(4)	(4)
Net Cash Provided by (Used in) Investing Activities	2,439,757	(2,103,774)	(3,665,508)
Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Debt	-	21,600	33,500
Expenditures for Repayment of Subordinated Debt	(52,141)	(2,000)	(2,000)
Proceeds from Issuance of Subordinated Bonds	2,572	244,374	300,760
Redemption and Repurchase of Subordinated Bonds	(5,000)	(67,377)	(89,263)
Proceeds from Issuance of New Shares	780,000	-	-
Dividends Paid to Minority Interests	(541)	(7,455)	(13,053)
Others, Net	(6)	-	(3,244)
Net Cash Provided by (Used in) Financing Activities	724,882	189,142	226,699
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,743	(1,008)	(1,519)
Net Increase (Decrease) in Cash and Cash Equivalents	4,328,188	264,745	(2,619)
Cash and Cash Equivalents at Beginning of the Period	3,276,098	3,278,717	3,278,717
Cash and Cash Equivalents at End of the Period	7,604,286	3,543,462	3,276,098

Note: A recognition between "Cash and Cash Equivalents" and Cash and Due from Banks on the balance sheet sheet is as follows:

Cash and Due from Banks	*8,063,176*
Less: Due from Banks other than Central Banks	*(458,889)*
Cash and Cash Equivalents	*7,604,286*

November 24, 2004

Financial Results of UFJ Trust Bank Limited

For the Six Months Ended September 30, 2004

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of September 30, 2004 (Unaudited)	As of September 30, 2003 (Unaudited)	As of March 31, 2004
Assets:			
Cash and Due from Banks	539,822	480,412	385,336
Call Loans	4,735	4,468	43,662
Monetary Receivables Bought	50,329	43,440	44,827
Trading Assets	46,510	17,692	16,229
Money Held in Trust	-	-	6,035
Securities	2,088,662	1,920,142	1,988,554
Loans and Bills Discounted	2,921,917	3,047,022	3,246,847
Foreign Exchanges	756	456	703
Other Assets	163,790	188,512	176,026
Premises and Equipment	95,174	102,219	98,181
Deferred Tax Assets	161,504	222,090	202,764
Customers' Liabilities for Acceptances and Guarantees	155,848	227,937	167,546
Reserve for Credit Losses	(189,249)	(133,221)	(108,603)
Reserve for Losses on Securities	(2,871)	(0)	-
Total Assets	6,036,932	6,121,173	6,268,112
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	3,001,886	3,240,373	3,109,226
Negotiable Certificates of Deposit	477,090	530,240	356,790
Call Money	181,821	236,237	229,025
Payables under Repurchase Agreements	-	-	999
Collateral Deposits on Securities Loaned	53,920	-	30,204
Trading Liabilities	6,906	9,565	8,535
Borrowed Money	70,126	80,539	105,762
Foreign Exchanges	0	0	0
Bonds and Notes	74,400	62,400	74,400
Borrowed Money from Trust Account	1,698,801	1,348,332	1,754,077
Other Liabilities	30,826	40,042	46,665
Reserve for Bonus	628	1,432	1,346
Reserve for Retirement Benefits	617	513	559
Reserve for Possible Losses Related to Land Trust	15,609	-	-
Deferred Tax Liabilities Related to Revaluation Reserve for Land	7,529	7,666	7,666
Acceptances and Guarantees	155,848	227,937	167,546
Total Liabilities	5,776,011	5,785,280	5,892,806
Minority Interests	69	67	65
Stockholders' Equity:			
Capital Stocks	280,536	280,536	280,536
Capital Surplus	57,699	57,699	57,699
Retained Earnings	(91,810)	25,568	34,360
Revaluation Reserve for Land, Net of Taxes	11,845	12,046	11,887
Net Unrealized Profit (Loss) on Available-for-securities, Net of Tax	3,402	(39,809)	(8,355)
Foreign Currency Translation Adjustments	(821)	(216)	(888)
Total Stockholders' Equity	260,851	335,825	375,240
Total Liabilities, Minority Interests and Stockholders' Equity	6,036,932	6,121,173	6,268,112

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen	Six months ended September 30, 2004 (Unaudited)	Six months ended September 30, 2003 (Unaudited)	Year ended March 31, 2004
Revenue:			
Trust fees	25,458	20,688	49,691
Interest Income	25,074	25,423	56,065
Interest on Loans and Discounts	*17,187*	*20,203*	*40,144*
Interest on and Dividends from Securities	*7,283*	*5,005*	*15,501*
Fees and Commissions	33,997	28,956	59,843
Trading Revenue	506	958	3,018
Other Operating Income	8,140	16,320	28,816
Other Income	12,778	24,904	83,827
Total Income	105,956	117,251	281,263
Expenses:			
Interest Expenses	8,647	8,950	17,916
Interest on Deposits	*2,802*	*3,995*	*7,302*
Fees and Commissions	5,377	2,794	6,778
Other Operating Expenses	4,930	11,334	20,883
General and Administrative Expenses	39,166	43,180	84,737
Other Expenses	130,240	19,649	93,197
Total Expenses	188,361	85,909	223,513
Income (Loss) before Income Taxes, & Minority Interests	(82,405)	31,342	57,749
Provision for Income Taxes	392	310	623
Deferred Income Taxes	41,246	2,192	19,653
Minority Interests in Net Income	1	1	2
Net Income (Loss)	(124,045)	28,837	37,470

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Six Months Ended September 30, 2004 (Unaudited)	Six Months Ended September 30, 2003 (Unaudited)	Year ended March 31, 2004
Cash Flows from Operating Activities			
Income Before Income Taxes, & Minority Interests	(82,405)	31,342	57,749
Depreciation	1,485	1,718	3,375
Equity in Earnings of Affiliates	99	208	(281)
Net Increase (Decrease) in Reserve for Credit Losses	80,646	(12,586)	(37,204)
Net Increase (Decrease) in Reserve for Losses on Securities	2,871	(0)	(0)
Net Increase (Decrease) in Reserve for Employee Bonus	(718)	85	(0)
Net Increase (Decrease) in Reserve for Retirement Benefits	57	9,097	9,144
Net Increase (Decrease) in Reserve for Possible Losses Related to Land Trust	15,609	-	-
Interest Income	(25,074)	(25,423)	(56,065)
Interest Expenses	8,647	8,950	17,916
Net (Gain) Loss on Securities	(8,541)	(6,693)	(32,917)
Net (Gain) Loss on Money Held in Trust	(127)	-	(35)
Net (Gain) Loss on Exchanges	(60)	277	(377)
Net (Gain) Loss on Sales of Premises and Equipment	2,016	1,987	3,966
Net (Gain) Loss on Establishment of Pension Trust	-	(4,653)	(4,653)
Net (Increase) Decrease in Trading Assets	(30,280)	421	1,884
Net Increase (Decrease) in Trading Liabilities	(1,628)	(5,495)	(6,526)
Net (Increase) Decrease in Loans and Bills Discounted	324,930	(59,295)	(258,120)
Net Increase (Decrease) in Deposits	(107,340)	(76,935)	(208,082)
Net Increase (Decrease) in Negotiable Certificates of Deposit	120,300	186,540	13,090
Net Increase (Decrease) in Borrowed Money Excluding Subordinated Debt	(35,636)	(4,058)	20,165
Net (Increase) Decrease in Due from Banks (excluding Bank of Japan)	8,551	(10,495)	(26,390)
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	33,468	(2,156)	(43,221)
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	-	299,997	299,997
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	(48,203)	(297,652)	(303,864)
Net (Increase) Decrease in Collateral Deposits on Securities Lent	23,716	-	30,204
Net (Increase) Decrease in Foreign Exchanges (Assets)	(53)	1,457	1,209
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	0	(0)	(0)
Net increase (Decrease) in Borrowed Money from Trust Account	(55,276)	98,086	503,831
Interest Received	28,030	24,586	60,243
Interest Paid	(10,295)	(17,040)	(25,928)
Others, Net	(2,856)	5,779	8,097
Sub-total	241,930	148,047	27,203
Income Taxes Paid (Refunded)	(1,055)	(1,879)	3
Net Cash Provided by (Used in) Operating Activities	240,874	146,168	27,207

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Six Months Ended September 30, 2004 (Unaudited)	Six Months Ended September 30, 2003 (Unaudited)	Year ended March 31, 2004
Cash Flows from Investing Activities			
Purchases of Securities	(784,859)	(1,529,427)	(2,785,343)
Proceeds from Sales of Securities	620,591	1,245,418	2,403,250
Proceeds from Maturities of Securities	83,061	145,747	246,348
Increase in Money Held in Trust	-	-	(6,000)
Decrease in Money Held in Trust	6,163	-	-
Purchases of Premises and Equipment	(1,639)	(560)	(1,058)
Proceeds from Sales of Premises and Equipment	1,142	1,394	1,389
Net Cash Provided by (Used in) Investing Activities	(75,539)	(137,427)	(141,412)
Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Bonds	-	19,000	31,000
Redemption and Repurchase of Subordinated Bonds	-	(1,000)	(1,000)
Dividends Paid	(2,305)	-	-
Net Cash Provided by (Used in) Financing Activities	(2,305)	18,000	30,000
Net Increase (Decrease) in Cash and Cash Equivalents	163,029	26,740	(84,204)
Cash and Cash Equivalents at Beginning of Fiscal Year	341,005	425,210	425,210
Cash and Cash Equivalents at End of Interim period	504,035	451,951	341,005

UFJ

Press Release

November 24, 2004

UFJ Holdings, Inc.

Submission of Amendment Report

UFJ Holdings, Inc. ("UFJ") has conducted a review with a focus on "Status of Shareholders, etc." on Financial Reports (*Yuka Shoken Hokokusho*) and Semiannual Reports (*Hanki Hokokusho*, jointly "Financial Reports, etc.") publicized in the past in accordance with "Action towards Securing Reliability of the Disclosure System" announced by the Financial Services Agency on November 16, 2004 and with a subsequent request by the Kanto Financial Bureau.

As a result, UFJ has confirmed that there is no description disaccord with the facts in the Financial Reports etc. for such reason as shares issued by UFJ are held effectively under another person's name.

UFJ hereby announces that, however, as it turned out that there were some omissions of footnotes with regard to copies of large shareholdings report received, it has submitted an amendment report to the Kanto Financial Bureau today.

UFJ will verify Financial Reports, etc. by further reviewing other items.

1. Financial Reports, etc. to be amended

(1) Semiannual Report (*Hanki Hokokusho*) for the 6 months period ended September 30, 2003

(2) Financial Report (*Yuka Shoken Hokokusho*) for the 12 months period ended March 31, 2004

2. Item to be amended

Chapter 1. Company information

Section 4. Status of the submitting company

1. Status of stocks

(5) Status of large shareholders

3. Amendments

Omissions of footnotes with regard to copies of large shareholdings report received (Details are set forth below)

****

(1) Semiannual report (*Hanki Hokokusho*) for the 6 months period ended September 30, 2003

<Addition of footnote>

Although we have received a large shareholdings report from Mint Securities Limited and another company, we do not include them in the status of large shareholders as it is impossible for us to verify the number of shares held by them as of the end of the semiannual period.

<table>
<tr><th>Name</th><th>Address</th><th>Date Submitted</th><th>Date When Obligation Arises</th><th>Number of Shares Held</th><th>Percentage of Shares Held to All Shares Outstanding (%)</th></tr>
<tr><td>Mint Securities Limited</td><td rowspan="2">(Registered Address) Beaufort House, P.O.Box 438, Road Town, Tortola, British Virgin Islands
(Business Address) Sovereign Plaza, 10 Avenues Des Ligures, Monte Carlo, MC 98000, Monaco</td><td rowspan="2">July 29, 2003</td><td rowspan="2">July 25, 2003</td><td>173,922</td><td>3.00</td></tr>
<tr><td>Rhone Securities Limited</td><td>122,078</td><td>2.11</td></tr>
<tr><td>Total</td><td>-</td><td>-</td><td>-</td><td>296,000</td><td>5.11</td></tr>
</table>

(2) Financial Report (*Yuka Shoken Hokokusho*) for the 12 months period ended March 31, 2004

<Addition of footnote>

Although we have received a large shareholdings report from Mint Securities Limited and another company, we do not include them in the status of large shareholders as it is impossible for us to verify the number of shares held by them as of the end of the fiscal period.

<table>
<tr><th>Name</th><th>Address</th><th>Date Submitted</th><th>Date When Obligation Arises</th><th>Number of Shares Held</th><th>Percentage of Shares Held to All Shares Outstanding (%)</th></tr>
<tr><td>Mint Securities Limited</td><td rowspan="2">(Registered Address) Beaufort House, P.O.Box 438, Road Town, Tortola, British Virgin Islands
(Business Address) Sovereign Plaza, 10 Avenues Des Ligures, Monte Carlo, MC 98000, Monaco</td><td rowspan="2">July 29, 2003</td><td rowspan="2">July 25, 2003</td><td>173,922</td><td>3.00</td></tr>
<tr><td>Rhone Securities Limited</td><td>122,078</td><td>2.11</td></tr>
<tr><td>Total</td><td>-</td><td>-</td><td>-</td><td>296,000</td><td>5.11</td></tr>
</table>

Although we have received a large shareholdings report from Fidelity Investments Japan Limited, we do not include the company in the status of large shareholders as it is impossible for us to verify the number of shares held by the company as of the end of the fiscal period.

Name	Address	Date Submitted	Date When Obligation Arises	Number of Shares Held	Percentage of Shares Held to All Shares Outstanding (%)
Fidelity Investments Japan Limited	8-8, Shinkawa 1-chome, Chuo-ku, Tokyo	April 14, 2004	March 31, 2004	338,895	6.66

Note: Change report was received on October 15, 2004 informing that the above address changed to 3-1, Toranomon 4-chome, Minato-ku, Tokyo

November 24, 2004
UFJ Holdings, Inc.

UFJ Holdings, Inc. Revises Consolidated Forecasts for the Fiscal Year Ending March 31, 2005

UFJ Holdings, Inc. ("UFJ Holdings") today revised its consolidated financial forecasts for the fiscal year 2004, ending March 31, 2005 as follows.

Consolidated Forecasts for FY 2004

(Billions of Yen)	Total Income	Ordinary Profit (Loss)	Net Income (Loss)
Previous Forecasts (Sept. 2004)	2,300.0	(400.0)	(670.0)
Revised Forecasts	2,300.0	(530.0)	(750.0)
Change from the previous forecast	-	(130.0)	(80.0)
% Change	-	(32.5%)	(11.9%)

Reason for Revision

- UFJ Bank Limited, a consolidated subsidiary of UFJ Holdings, included Collection of Written-off Claims in Ordinary Profit as a part of Credit Costs in September Forecast. The collection is now included in Extraordinary Profit (Loss).
- Adjustment of intra-group transactions in consolidation process for the six months ended September 30, 2004 differed from the previous forecast.
- The interim result of subsidiaries of subsidiary banks was less than expectation and the full-year estimation is also revised down.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

November 22, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

November 22, 2004

UFJ Holdings, Inc.
UFJ Bank Limited
UFJ Tsubasa Securities Co., Ltd.
Kabu.com Securities Co., Ltd.

UFJ Bank to Launch Securities Intermediation Business

UFJ Bank Limited ("UFJ Bank") has decided to form an alliance with UFJ Tsubasa Securities Co., Ltd. ("UFJ Tsubasa") and kabu.com Securities Co., Ltd. ("kabu.com") with regard to the securities intermediation business and has thereby entered into a basic contract of consignment with UFJ Tsubasa and a basic agreement with kabu.com in relation to such business today. UFJ Group will mobilize its comprehensive financial service functions in order to respond to a wide range of customers' needs in asset management by providing highly competitive services at one stop. UFJ also aspires to promote market participation of variety of investors and contribute to development of the securities market.

Overview of the securities intermediation business by UFJ Bank is set forth below.

1. Commencement

   On December 1, 2004, when the ban of securities intermediation business is lifted, UFJ Bank will start securities intermediation service with UFJ Tsubasa. Intermediation to kabu.com is scheduled to start in next spring.

2. Outline of Business

(1) Alliance between UFJ Bank and UFJ Tsubasa

a) Installation of Security Desk

Securities Brokerage Office established in November 2004 in UFJ Bank will control and promote securities intermediation business for retail customers.

Securities Desks will be installed in 15 branches of UFJ Bank in Tokyo, Nagoya and Osaka metropolitan areas on December 1 and will be expanded to 30 to 40 branches by the end of March 2005. Thereby UFJ Bank will deploy a full range of securities intermediation business including opening of securities consolidated accounts and intermediation of trades of stocks, corporate bonds and foreign bonds.

b) Intermediation business for retail customers in most of the branches

In other domestic branches of UFJ Bank without a Securities Desk, we will sequentially start offering such services as opening of securities consolidated accounts and sales of corporate bonds and publicly offered foreign bonds. We will start providing such services in about 300 branches nationwide on December 6, 2004 and eventually expand to most of the domestic manned branches by the end of March 2005.

c) Multi-channel service

In addition to transactions at branches, we will start offering intermediation service of stocks transactions via UFJ Bank's call centers and the internet banking "UFJ Direct" in December 2004.

d) Business with corporate customers

A specialized sales section will be set up in the headquarter, where services responding to corporate customers' needs for investment in stocks, foreign bonds and structured bonds are provided by the expert staff.

(2) Alliance between UFJ Bank and kabu.com

UFJ Bank and kabu.com will start offering a new service in UFJ Bank's

internet banking "UFJ Direct". This service enables customers to open securities consolidated accounts on the spot in website and to start trading immediately, which is the first and quickest of its kind in Japan as it usually takes a week to open an account in online securities companies.

This service realizes highly convenient service coordination where customers can move between securities transactions and banking transactions smoothly.

UFJ Bank and kabu.com have jointly applied for a patent with regard to the system for immediate account opening and transaction and the function of phone call relaying between call centers of both companies.